SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Federated Total Return Series, Inc.

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Filed by: Federated Total Return Series, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Intermediate Term Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-06603

TRUSTMARK WEALTH MANAGEMENT LETTERHEAD

Date

Name

Address

Address

Dear Name,

Thank you for your continued investment in the Performance Family of Mutual Funds. I would like to inform you of the upcoming change in your Performance Funds investment. Pending shareholder approval, on September 21, 2012, your Performance Fund(s) will be reorganized into Federated Fund(s) with comparable investment objectives and you will receive shares of the Federated Fund(s) as outlined below. The tax-free exchange of funds will be reflected on your next Trustmark Trust statement.

Reorganizing Fund	Surviving Fund
Performance Money Market Fund	Federated Prime Obligations Fund
Performance U.S. Treasury Money Market Fund	Federated U.S. Treasury Cash Reserves
Performance Strategic Dividend Fund	Federated Strategic Value Dividend Fund
Performance Large Cap Equity Fund	Federated Capital Appreciation Fund
Performance Leaders Equity Fund	Federated Mid Cap Growth Strategies Fund
Performance Mid Cap Equity Fund	Federated Mid Cap Growth Strategies Fund
Performance Intermediate Term Income Fund	Federated Total Return Bond Fund
Performance Short Term Government Income Fund	Federated U.S. Government Securities Fund 1-3 Years

Trustmark Wealth Management has provided trust and asset management services since 1925 and is pleased to offer Federated’s extensive investment management resources and fund management experience. We believe this will benefit Performance Funds’ shareholders through broader product offerings, as well as competitive performance returns and expense ratios. Trustmark will continue to provide you with outstanding client service and world-class financial products.

Founded in 1955, Federated is a leading global investment manager and currently manages $355.9 billion in assets as of June 30, 2012. Federated advises 134 domestic and international equity, fixed income and money market mutual funds.

Please contact me with any questions you may have regarding this change in your investments.

Sincerely,

Trust Administrator

Phone number

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.